ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the year ending
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 NORTH LEGACY RIDGE DR SUITE 300
                              (No. and Street)

LIBERTY LAKE	WA	99019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SALLY MANN   (509) 747-9144
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
                    (Name – *if individual, state last, first, middle name*)

999 W RIVERSIDE STE 101	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, MICHAEL O NORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIANT SECURITIES INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY MANN NOTARY PUBLIC 67766 COMMISSION EXPIRES 4-10-23 STATE OF WASHINGTON

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

		Page
Report of Independent Registered Public Accounting Firm:		1-2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Stockholder's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7-13
Schedule 1 -	Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule 2 -	Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule 3 -	Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5	16
Schedule 4 -	Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	17



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows, for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner, Nord, Kienbaum as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alliant Securities, Inc. Turner, Nord, Kienbaum's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alliant Securities, Inc. Turner, Nord, Kienbaum in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

What inspires you, inspires us. | eidebailly.com

999 W. Riverside Ave., Ste. 101 | Spokane, WA 99201-1005 | T 509.747.6154 | F 509.838.0508 | EOE



Supplemental Information

The supplemental information included in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of Alliant Securities, Inc. Turner, Nord, Kienbaum's financial statements. The supplemental information is the responsibility of Alliant Securities, Inc. Turner, Nord, Kienbaum's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in the schedules 1, 2, 3, and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

We have served as Alliant Securities, Inc. Turner, Nord, Kienbaum's auditor since 2014.

Spokane, Washington
February 25, 2020

ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		2019
Cash	$	199,554
Receivable from clearing broker		38,422
Concessions receivable		24,681
Officer receivable		403
Deposit and prepaid expense		600
Deposits with clearing brokers		250,000
Right-of-use lease asset		341,030
	$	854,690

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	15,464
Concessions payable		24,681
Accrued profit sharing plan contribution		90,603
Accrued payroll		55,261
Payroll and business taxes payable		2,207
Operating lease liability		343,674
		531,890

Stockholders' equity:
Common stock, $50 par value:
Authorized 1,000 shares;

Issued and outstanding, 666.67 shares	33,334
Additional paid-in capital	182,500
Retained earnings	106,966
	322,800
	$ 854,690

The accompanying notes are an intergal
part of the financial statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the year ended December 31, 2019

	<u>2019</u>
Revenues:	
Total revenue	<u>$ 1,538,111</u>
Expenses:	
Salesmen salaries and commissions	622,611
Office salaries	282,519
Payroll taxes	63,968
Profit sharing plan contribution	90,603
Medical insurance	46,234
Officers' life and disability insurance	2,071
Telephone and telequote	49,628
Rent	102,405
Office supplies and postage	16,659
Clearing costs	125,842
Regulatory fees	13,701
Business and property taxes	23,164
Dues, licenses and subscriptions	13,599
Equipment rental and maintenance	10,575
Professional services	31,724
Corporate insurance	5,599
Auto and travel expense	23,383
Meals and entertainment	5,384
Advertising and promotion	1,915
Bank and transfer fees	5,431
Interest expense	<u>71</u>
	<u>1,537,086</u>
Income before federal income taxes	1,025
Federal income tax expense	<u>1,025</u>
Net income	$ -0-

The accompanying notes are an intergral
part of the financial statements.

Page 4

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2019

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2019	667	$ 33,334	$ 182,500	$ 106,966	$ 322,800
Net income	-	-	-	-	-
Dividends paid	-	-	-	-	-
Balances, December 31, 2019	667	$ 33,334	$ 182,500	$ 106,966	$ 322,800

The accompanying notes are an intergral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the year ended December 31, 2019

	2019
Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Changes in assets and liabilities:	
Net receivables from clearing broker	21,066
Concessions receivable	2,375
Accounts payable and concessions payable	(12,097)
Accrued profit sharing plan contribution	19,495
Accrued payroll	15,438
Payroll and business taxes payable	(876)
Operating lease liabilty	2,644
Net cash provided by operating activities	48,045
Cash flows from financing activities:	
Advances received from officers	654
Advances paid to officers	(403)
Net cash provided by investing activities	251
Net increase in cash	48,296
Cash at beginning of year	151,258
Cash at end of year	199,554

Supplemental disclosure of cash paid for:

Interest	$ 71
Income taxes	$ 1,025

The accompanying notes are an intergral

part of the finanical statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

1. **The Company and Significant Accounting Policies:**

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements -The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Settlement -Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

Concentration of Credit Risk - The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

Receivable from Clearing Broker- The Company's accounts receivable consist of commissions due from our clearing broker/dealer, Wells Fargo, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

Page 7

NOTES TO FINANCIAL STATEMENTS

Deposits - The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2019.

Concession Receivable/Payable - Concessions receivable consists of an average of 12B-1 fees due over a three-month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2019 was $24,681. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2019 was $24,681.

Advertising - The Company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2019 was $1,915.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using straight-line methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

Adoption of New Accounting Standards – On January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-2 Leases (Topic 842). Under the standard, for lease arrangements exceeding a 12-month term, a lessee is required to recognize in the statement of financial condition a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. The Company elected to apply the guidance as of January 1, 2019, the beginning of the adoption period. The standard requires the Operating lease costs are recognized in the income statement as a single lease costs and finance lease costs are recognized in two components, interest expense and amortization expense. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing leases as either finance or operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. This adoption had a material impact on current year financial condition, there was no material cumulative effect of the adoption.

NOTES TO FINANCIAL STATEMENTS

---

2. Revenue from Contracts with Customers

Commissions

Brokerage commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Concessions

Concessions. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

Asset Management

Premier Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

Miscellaneous and Interest

Miscellaneous. The Company charges miscellaneous fees, including postage fees, special handling fees, and others each time a customer enters into a buy or sell transaction. Miscellaneous fees are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer of which the miscellaneous fees are related.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

Interest. The Company charges interest on a daily basis on customer assets under management. The Company believes the performance obligation for asset management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Interest fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Interest income is outside of the scope of ASC 606.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source.

Revenue from contract with customers	2019
Brokerage commissions	$556,190
Concessions	296,182
Premier Fees	559,767
Interest Income	59,243
Miscellaneous	66,729
Total revenue	1,538,111

3. Property and Equipment:

A summary of property and equipment at December 31, 2019 is as follows:

	2019
Furniture and equipment	$67,648
Leasehold improvements	8,586
	76,234
Less accumulated depreciation	76,234
	$0

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2019 the Company had net capital of $321,797 ,which was $221,797 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.59 to 1.

5. **Operating Line of Credit:**

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due on demand. Interest is due monthly at the bank's prime rate plus 0.5%. There were no balances due under the line of credit agreement at December 31, 2019.

6. **Profit Sharing Plan:**

The Company has established a profit-sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2019 were $90,603.

7. **Lease Commitments:**

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company and the lease expires September 2023 and the Company classifies this lease as an operating lease and included with that is two renewal options. Because the Company is reasonably certain to exercise the renewal options, the optional periods are included in determining the lease term. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Total rent to related parties was $95,122 for the year ended December 31, 2019.

The components of lease costs for the year ended December 31, 2019 are as follows:

Operating lease cost	$95,122

Amounts reported in the statement of financial position as of December 31, 2019 were as follows:

Operating Leases:

Operating lease right-of-use (ROU) assets	$341,030
Operating lease liabilities	343,674

Other information related to leases as of December 31, 2019 as follows:

Weighted average remaining lease term:	3.75 years
Weighted average discount rate:	2.31%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019, are as follows:

Years ending December 31,

2020	$86,438
2021	90,345
2022	94,379
2023	72,512
	$343,674

8. **Federal Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2019, $0 was accrued for the provision for current or deferred federal taxes. The provision for tax expense was $1,025 for December 31, 2019. The Company has no operating loss carry forward at December 31, 2019.

The Company's effective income tax rate differed from the actual federal statutory tax rate of 21% in 2019. As discussed in the previous paragraph, management reviews taxable income to minimize tax expense. As a result, income tax expense is related to permanent differences between items included as an expense for financial statement purposes that are not deductible for income tax purposes. Those items include meals and entertainment and other expenses.

A reconciliation of income taxes computed at the federal statutory rate of 21% is as follows:

Federal income taxes at statutory rate	$0
Effect of permanent differences	1,025
Income tax expense	$1,025

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019 the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

9. Related Party Transactions

The financial statements of the Company includes a receivable for advances made to an officer. This receivable was paid in full by taking a deduction out of the officer's paycheck during January 2020.

10. Stock Redemption Agreement:

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. These events listed are conditions and no liability is required to be recorded until these conditions are met. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination. Underlying life insurance on the lives of key stockholders is owned by the Company to assist in funding any required buy back.

11. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 25th, 2020, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Net capital:

Stockholders' equity:

Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	106,966	
Total stockholders' equity		$ 322,800

Deductions:

Non-allowable assets:

Officer receivable	403	
Deposit and prepaid expense	600	
		1,003

Net capital	321,797
Minimum net capital required	100,000
Excess net capital	$ 221,797

Aggregate indebtedness:

Accounts payable	$ 15,464	
Other liabilities	24,681	
Accrued profit sharing plan contribution	90,603	
Accrued payroll	55,261	
Payroll and business taxes payable	2,207	
Operating lease liability	2,644	
Total aggregate indebtedness		$ 190,860

Ratio: Aggregate indebtedness to net capital	**0.59**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2019

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

Page 15

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2019

Net capital:

Net capital as reported on FOCUS REPORT $321,797

Net capital as computed on page 14 $321,797

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT $190,860

Aggregated indebtedness as computed on page 14 $190,860

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3(k)(2)(ii).



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Alliant Securities, Inc. Turner, Nord, Kienbaum (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences greater than $1;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences greater than $1.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
February 25, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2869********************MIXED AADC 220
23305 FINRA DEC
ALLIANT SECURITIES INC TURNER
NORD, KIENBAUM
695 N LEGACY RIDGE DR STE 300
LIBERTY LAKE, WA 99019-7725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann (509) 747-9144

2. A. General Assessment (item 2e from page 2) $ 1,574.14

B. Less payment made with SIPC-6 filed (exclude interest) (810.23)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 763.91

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) 763.91

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 763.91

H. Overpayment carried forward $( )

pd 1/3/20
CK# 40769

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliant Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 3rd day of January, 20 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,538,111

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   1,538,111

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   328,726

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   159,956

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   488,682

SIPC Net Operating Revenues $ 1,049,429

General Assessment @ .0015 $ 1,574.14

(to page 1, line 2.A.)

2



EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Exemption Provisions Under Rule 15c3-3 of the Securities Exchange of 1934, in which (1) Alliant Securities, Inc. Turner, Nord, Kienbaum identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliant Securities, Inc. Turner, Nord, Kienbaum claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Alliant Securities, Inc. Turner, Nord, Kienbaum stated that Alliant Securities, Inc. Turner, Nord, Kienbaum met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
February 25, 2020

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCAHNGE OF 1934

We, as members of management of **Alliant Securities Inc. Turner Nord Kienbaum,**(Company) are responsible for complying with the requirements of 17 C.F.R. §240.15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31, 2019, and during the period from January 1, 2019, through December 31, 2019. Based on this evaluation we assert that the Company was in
compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent year without exception.

Alliant Securities Inc. Turner Nord Kienbaum



_____   _____
Michael O Nord, President   Date 1/24/20



_____   _____
Paul D Kienbaum, CEO, CFO,CCO   Date 1/27/2020

_____   _____
Sally Mann, Financial Operations Principal   Date 1/21/20



_____   _____
Jeffrey M Newton, CCO   Date 1/24/20

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclose basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements made and kept by a clearing broker or dealer.